82-3957

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, [redacted]hone : 22685656 • Fax : 91-22-22685893

E-Mail :

04010003

SUPPL

Ref :

SEC/ 2004 January 29, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094(3-6), 450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

3011 3-2

Dear Sir,

Sub : Audit of Paid-up & Listed Capital of the Company for the quarter ended 31st December, 2003, pursuant to SEBI Circular dated 31st December 2002.

Pursuant to the above, we enclose a copy of certificate dated 27th January, 2004 together with it's enclosures issued by S.N.ANANTHASUBRAMANIAN & CO., Company Secretaries, with regard to audit of paid-up and listed capital of the Company, for the quarter ended 31st December 2003.

Thanking you,

Yours faithfully,
For LARSEN & TOUBRO LIMITED

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

(S.V.SUBRAMANIAN)
COMPANY SECRETARY

Encl. As above.

dw 2/23

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648 Fax :91-022-2539 0292
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 604 ; email: sna@snaco.net

To,

Board of Directors

Larsen & Toubro Limited

L&T House,

Ballard Estate,

Mumbai-400 001

CERTIFICATE

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents being maintained by **Larsen & Toubro Limited** and **Sharepro Services**, its Registrar and Share Transfer Agents for issuing this certificate, in accordance with the circular D&CC / FITTC / CIR-16 / 2002 dated December 31, 2002 issued by the Securities and Exchange Board of India. In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the Secretarial Audit Report annexed herewith (in the format prescribed by The Stock Exchange, Mumbai) for the quarter ended 31st December 2003.

S.N. ANANTHASUBRAMANIAN & CO. CP No.1774 THANE COMPANY SECRETARIES

S. N. ANANTHASUBRAMANIAN

Place: Thane

Date: 27th January 2004

Secretarial Audit Report

1.	For Quarter Ended	**31st December 2003**
2.	ISIN	**INE 018A01014**
3.	Face Value	Rs.10/-
4.	Name of the Company	**Larsen & Toubro Limited**
5.	Registered Office Address	L&T House, Ballard Estate, Mumbai-400 001
6.	Correspondence Address	L&T House, Ballard Estate, Mumbai-400 001
7.	Telephone & Fax No.	Tel: 2268 5804 Fax: 2268 5893
8.	Email address	svs-sec@lth.ltindia.com
9.	Names of the Stock Exchange where the Company's securities are listed	The Stock Exchange, Mumbai National Stock Exchange of India Limited The Calcutta Stock Exchange Association Limited Madras Stock Exchange Limited Luxembourg Stock Exchange

		Number of shares	% of Total Issued Capital
10.	Issued Capital	**24,90,81,412**	**100.00**
11.	Listed Capital *(as per Company records)*		
	The Stock Exchange, Mumbai	**+24,86,66,061**	**99.83**
	National Stock Exchange of India	**24,86,66,061**	**99.83**
	Limited	**24,86,66,061**	**99.83**
	Madras Stock Exchange Limited	**24,86,66,061**	**99.83**
	The Calcutta Stock Exchange Association Limited	***3,57,11,636**	**14.34**
	Luxembourg Stock Exchange		

S.N. ANANTHASUBRAMANIAN & CO. CP No.1774 THANE

* Shares underlying GDR's are listed with Luxembourg Stock Exchange.

+ The Company has received the listing permission from The Stock Exchange, Mumbai for listing of 2,695 equity shares on 10th January 2004 and the listed capital on the aforesaid Exchange as on date stands at 24,86,68,756 equity shares.

12.	Held in Dematerialised form in CDSL	4,35,71,315	17.50
13.	Held in Dematerialised form in NSDL	17,82,67,888	71.58
14.	Physical	2,69,22,388	10.80
15.	Total No. of shares (12+13+14)	**24,87,61,591**	**99.87**

16. Reasons for difference if any, between (10&11), (10&15), (11&15)

<u>Difference between 10 and 11</u>: - 4,15,351 equity shares

The said difference is due to

1) Allotment of 2,695 equity shares of Rs.10/- each allotted on 29th January 2003 upon conversion of 12.5% Fully Convertible Debentures (IV Series) after receipt of call money due thereon. The Company has since received the permission for listing of 2,695 equity shares of Rs.10/- each from The Stock Exchange, Mumbai on 10th January 2004 and approval for the same from National Stock Exchange of India Limited is awaited.
2) Allotment of 69,135 equity shares of Rs. 10/- each allotted on 21st November 2003 upon conversion of 12.5% Fully Convertible Debentures (IV Series) after receipt of call money due thereon.
3) 3,19,821 equity shares of Rs. 10/- each to be allotted on conversion of 12.5% Fully Convertible Debentures (IV Series) were forfeited for non-payment of allotment/call monies by the Board of Directors at their meeting held on 21st November 2003.
4) Allotment of 1,700 equity shares of Rs. 10/- each under ESOP Scheme on 21st November 2003.
5) Allotment of 22,000 equity shares of Rs.10/- each under ESOP Scheme on 31st December 2003.

S.N. ANANTHASUBRAMANIAN & CO. CP No.1774

The Company has made application to The Stock Exchange, Mumbai and National Stock Exchange of India Limited for listing of 92,835 (69,135 + 1,700 + 22,000) equity shares of Rs.10/- each in respect of which in-principle approval is awaited. Listing Applications for the aforesaid shares were not made to Madras Stock Exchange Limited and The Calcutta Stock Exchange Association Limited as the Company has already made the necessary applications for delisting of its equity shares from the said Exchanges and the approval is awaited.

<u>Difference between 10 and 15</u>: - 3,19,821 shares

The difference is due to forfeiture of 3,19,821 equity shares of Rs. 10/- each to be allotted on conversion of 12.5% Fully Convertible Debentures (IV Series) for non-payment of allotment/call monies by the Board of Directors at their meeting held on 21st November 2003.

<u>Difference between 11 and 15</u>: - 95,530 shares

The said difference is due to:

1) Allotment of 2,695 equity shares of Rs.10/- each allotted on 29th January 2003 upon conversion of 12.5% Fully Convertible Debentures (IV Series) after receipt of call money due thereon The Company has since received the permission for listing of 2,695 equity shares of Rs.10/- each from The Stock Exchange, Mumbai on 10th January 2004 and approval for the same from National Stock Exchange of India Limited is awaited.

2) Allotment of 69,135 equity shares of Rs. 10/- each allotted on 21st November 2003 upon conversion of 12.5% Fully Convertible Debentures (IV Series) after receipt of call money due thereon.

3) Allotment of 1,700 equity shares of Rs. 10/- each under ESOP Scheme on 21st November 2003.

4) Allotment of 22,000 equity shares of Rs.10/- each under ESOP Scheme on 31st December 2003.

S.N. ANANTHASUBRAMANIAN & CO.
CP No.1774
THANE

As reported earlier, the Company has made application to The Stock Exchange, Mumbai and National Stock Exchange of India Limited for listing of 92,835 (69,135 + 1,700 + 22,000) equity shares of Rs.10/- each in respect of which in-principle approval is awaited. Listing Applications for the aforesaid shares were not made to Madras Stock Exchange Limited and The Calcutta Stock Exchange Association Limited as the Company has already made the necessary applications for delisting of its equity shares from the said Exchanges and the approval is awaited.

17. Certifying the details of change in share capital during the quarter under consideration as per Table below:

Particulars	No. of shares	Applied / Not Applied for listing	Listed on Stock Exchange (Specify Name)	Whether intimated to CDSL	Whether intimated to NSDL	In-princ. appr. pending for SE (Specify names)
Allotment of shares on conversion of Debenture (IV Series)	69,135	Applied	No	No	No	The Stock Exchange, Mumbai National Stock Exchange of India Limited
ESOP	1,700	Applied	No	No	No	The Stock Exchange, Mumbai National Stock Exchange of India Limited
ESOP	22,000	Applied	No	No	No	The Stock Exchange, Mumbai National Stock Exchange of India Limited

N. ANANTHASUBRAMANIAN & CO
CP No.1774

18. Register of Members is updated (Yes / No) — Yes
If not, updated upto which date — Not Applicable

19. Reference of previous quarter with regards to excess dematerialised shares, if any — Not Applicable

20. Has the Company resolved the matter in point no. 19 above in the current quarter? If not, reasons why? — Not Applicable

21. The total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days	1	28	The Registrar and Transfer Agents of the Company had sent to the shareholder the notice of lodgement of his shares for dematerialisation and the same was dematerialised after the expiry of the notice period.
Pending for more than 21 days	Nil	Nil	Not Applicable

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Mr. S. V. Subramanian – Company Secretary Tel. No.22685828 Fax. 22685893
23.	Name, Address, Tel. & Fax. No., Regn. no. of the Auditor	**S. N. ANANTHASUBRAMANIAN & CO.** Practicing Company Secretaries Building No. 10, Flat No.26, Brindaban, Thane (West) – 400 601 Tel: 2534 5648/ 2543 2704 Fax: 2539 0292 **C.P. No. 1774**

S. N. ANANTHASUBRAMANIAN & CO.
CP No.1774
THANE

24.	Appointment of common agency for share registry work	Yes
	If yes (name & address)	**Sharepro Services** Satam Estate, 3rd Floor, Above Bank of Baroda, Cardinal Gracious Road, Chakala, Andheri (East), Mumbai – 400 099

25. Any other details that the auditor may like to provide.

1) The Company has received approval for delisting its equity shares from The Stock Exchange, Ahmedabad, Bangalore Stock Exchange Limited, The Delhi Stock Exchange Association Limited, Mangalore Stock Exchange Limited and Pune Stock Exchange Limited during the quarter under review. Approval for delisting of its equity shares is awaited from The Calcutta Stock Exchange Association Limited and Madras Stock Exchange Limited.

2) The Company has made application to The Stock Exchange, Mumbai and National Stock Exchange of India Limited for listing of 92,835 (69,135 + 1,700 + 22,000) equity shares for which in-principle approval is awaited.

S. N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES CP No.1774 THANE

S.N.Ananthasubramanian

S. N. Ananthasubramanian

Place: Thane

Date: 27th January 2004

LARSEN & TOUBRO LIMITED

SECRETARIAL DEPARTMENT

Regd. Off.: L&T House, Ballard Estate, P. O. Box 278, Mumbai 400 001 • Phone : 22685656 • Fax : 91-22-22685893

E-Mail :

Ref :

SEC/DS

January 30, 2004

Securities and Exchange Commission
Division of Corporate Finance,
Room 3094(3-6),
450 Fifth Street N.W.,
Washington DC 20549-U.S.A.,

Dear Sir,

Sub : Unaudited Financial Results for the Quarter ended 31st December, 2003.

In terms of Clause 41 of the Listing Agreement (as amended), we enclose a copy of the statement containing the unaudited financial results of the Company, **for the quarter ended 31st December, 2003 and for the nine months ended on that date,** which has been taken on record at the Meeting of the Board of Directors, held today.

Thanking you,

Yours faithfully,
for LARSEN & TOUBRO LIMITED

(S.V.SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

LARSEN & TOUBRO LIMITED

Regd. Office : L&T House, Ballard Estate, Mumbai 400 001

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31ST DECEMBER, 2003

Rs.crore

	Particulars	3 months ended December 31		9 months ended December 31		Year ended March 31
		2003	2002	2003	2002	2003
1	Gross Sales / Income from Operations	**3126.68**	2436.97	**8041.30**	6527.66	9869.83
	Less : Excise duty	**208.97**	116.25	**489.99**	342.99	509.71
	Net Sales / Income from operations	**2917.71**	**2320.72**	**7551.31**	**6184.67**	**9360.12**
2	Other Income	**42.86**	38.35	**238.94**	133.55	254.34
3	**Total Expenditure**	**2740.89**	**2159.62**	**7169.11**	**5749.93**	**8645.77**
	a) (Increase)/decrease in stock in trade	**(12.11)**	18.41	**11.20**	23.39	(11.63)
	b) i) Consumption of raw materials (incl.WIP)	**797.06**	616.76	**1903.42**	1545.16	2360.30
	ii) Sub-contracting charges	**487.21**	422.11	**1398.75**	1026.35	1644.30
	iii) Construction materials	**429.70**	213.55	**924.34**	586.17	875.06
	iv) Purchase of Trading Goods	**223.39**	151.28	**467.04**	358.77	611.59
	v) Other manufacturing expenses	**267.14**	239.56	**825.71**	774.70	1087.07
	c) Staff cost	**199.68**	182.28	**570.13**	504.36	668.40
	d) Sales, administration and other expenses	**348.82**	315.67	**1068.52**	931.03	1410.68
4	Share of Profit / (Loss) from Integrated Joint Ventures (net of tax)	**9.36**	4.06	**28.91**	9.01	23.07
5	Interest (Net)	**33.63**	39.94	**98.80**	152.90	176.99
6	Depreciation	**69.84**	75.60	**218.24**	225.93	304.57
7	**Profit before tax**	**125.57**	**87.97**	**333.01**	**198.47**	**510.20**
8	Provision for Current tax (incl.for wealth tax)	**40.14**	9.24	**105.00**	29.00	88.50
9	Provision for Deferred tax	**(16.00)**	(1.94)	**(25.00)**	2.00	(11.40)
10	**Net Profit**	**101.43**	**80.67**	**253.01**	**167.47**	**433.10**
11	Paid-up equity share capital (Face value of share : Rs.10 each)	**248.76**	248.67	**248.76**	248.67	248.67
12	Reserves excluding revaluation reserve (as per balance sheet)					3279.53
13	Basic EPS (Rupees)	**4.08**	3.24	**10.17**	6.73	17.42
14	Diluted EPS (Rupees)	**3.36**	2.53	**8.41**	5.30	13.98
15	Aggregate of Non-Promoter Shareholding:					
	Number of Shares ('000s)	**248762**	248666	**248762**	248666	248669
	Percentage of Shareholding	**100%**	100%	**100%**	100%	100%

Notes:

1. During the quarter, the Company submitted to the High Court at Bombay a Scheme under Sections 391 and 394 of the Companies Act 1956 for demerging its Cement business into UltraTech Cemco Limited, in which Grasim Industries Limited / its subsidiary propose to obtain majority stake.
2. The Board of Directors at the meeting held on 30th December 2003 approved the divestment of Glass container business.
3. In the previous quarter, in accordance with the revised SEBI guidelines on ESOS and ESPS, the Company recognised a charge of Rs.1.33 crore and Rs.5.51 crore to Staff Expenses and General Reserve respectively in respect of intrinsic value of stock options outstanding. Pursuant to the recent clarification by SEBI that the said guidelines do not have retrospective effect, the said charge has been reversed during this quarter.
4. During the quarter, 23700 equity shares have been allotted pursuant to Employee Stock Option Scheme
5. The Company had no unresolved investor complaints as on 1st October 2003. During the quarter, 27 complaints were received and resolved.
6. The Company's shares have been delisted from Ahmedabad, Pune, Bangalore, Mangalore & Delhi Stock Exchanges. The approval for delisting from Calcutta and Madras Stock Exchanges is awaited.
7. Previous period's figures have been re-grouped / re-classified / recast to conform to current period's figures
8. The above results have been [a] subjected to a limited review by the statutory auditors and [b] approved and taken on record by the Board of Directors at the meeting on 30th January 2004.

for LARSEN & TOUBRO LIMITED

Segment-wise Revenue, Result and Capital Employed

Rs crore

	3 months ended 31st December		9 months ended 31st December		Year ended
	2003	2002	2003	2002	31.3.2003
Segment Revenue (including excise duty)					
1 Engineering & Construction	**2086.10**	1502.67	**5120.82**	3870.15	6155.04
2 Cement	**746.89**	677.41	**2101.51**	1964.38	2713.65
3 Electrical & Electronics	**249.84**	215.30	**705.78**	580.12	865.14
4 Others	**116.11**	100.42	**319.49**	299.23	425.29
Total	**3198.94**	2495.80	**8247.60**	6713.88	10159.12
Less: Inter-segment revenue	**54.07**	42.38	**154.87**	144.43	223.65
Net sales / Income from operations	**3144.87**	**2453.42**	**8092.73**	**6569.45**	**9935.47**
Segment Result (Profit before Interest and Tax)					
1 Engineering & Construction	**113.14**	90.92	**258.72**	215.65	445.49
2 Cement	**12.47**	39.53	**95.52**	102.31	177.82
3 Electrical & Electronics	**31.08**	24.86	**72.35**	63.36	103.83
4 Others	**13.89**	1.61	**17.63**	6.23	9.95
Total	**170.58**	156.92	**444.22**	387.55	737.09
Less: Inter-segment margin on internal capitalisation	**-**	0.02	**-**	0.30	0.32
Less: Interest expense, net of receipts	**33.63**	39.94	**98.80**	152.90	176.99
Add: Net Unallocable income / (expenditure)	(11.38)	(28.99)	(12.41)	(35.88)	(49.58)
Total Profit Before Tax	**125.57**	**87.97**	**333.01**	**198.47**	**510.20**
Capital Employed:					
(Segment assets less Segment liabilities)					
1 Engineering & Construction			**2284.98**	2107.46	2101.69
2 Cement			**3089.70**	3349.95	3316.33
3 Electrical & Electronics			**404.12**	432.21	444.77
4 Others			**236.23**	296.67	286.11
Total capital employed in segments			**6015.03**	6186.29	6148.90
Unallocable corporate assets less corporate liabilities			**1621.52**	1938.10	1430.73
Total Capital Employed			**7636.55**	**8124.39**	**7579.63**

Notes :

1. Segments have been identified in accordance with Accounting Standard (AS17) "Segment Reporting", considering the return / risk profiles of the businesses, the organisational structure and the management reporting systems.
2. **Segment definitions** : **Engineering & Construction** comprises execution of engineering & construction projects to provide solutions in civil, mechanical, electrical and instrumentation engineering (on turnkey basis or otherwise) to core sectors / infrastructure industries; **Cement** includes manufacture and sale of cement / clinker and ready mix concrete; **Electrical & Electronics** includes low voltage switchgear / control gear, petroleum pumps, metering / protection systems, control & automation equipment, medical equipment etc; **Others** includes packaging business (metal / glass containers and bottle closures) and marketing of welding alloys and construction equipment.
3. Segment Revenue comprises Sales and other income allocable specifically to a segment.
4. Unallocable expenditure includes mainly expenses incurred on common services provided to segments and corporate expenses.Unallocable income includes dividends . Corporate assets mainly include investments in Subsidiary / Associate Companies.
5. In several businesses of the Company, particularly the E&C business, margins do not accrue uniformly during the year. Hence, the financial performance of the segments can be discerned only on the basis of the figures for the full year.